Bio-Solutions Corp.
14517, Joseph Marc Vermette
Mirabel (Québec), Canada J7J 1X2
Tel: (888) 686-2611

April 22, 2009

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn: John P. Lucas

Re:          Bio-Solutions Corp.
Registration Statement on Form S-1
Filed March 20, 2009
File No. 333-158129

Dear Mr. Lucas:

On behalf of Bio-Solutions Corp., a Nevada corporation (the “Company”), and in response to your letter dated April 13, 2009, regarding the Company’s Registration Statement on Form S-1 (“Registration Statement”) filed on March 20, 2009 with the Securities and Exchange Commission (“Commission”), please note that, on April 22, 2009, the Company filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008 (“Amendment No. 1 to Form 10-K”). As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Form S-1 filed March 20, 2009

Registration Statement Cover Page

1.  Include on the cover page all required text, and check any boxes that apply. For example, we note that you omit the box relating to a Rule 415 offering. See Form S-1.

Response:  The Company has revised the cover page to include all required text, and check any boxes that apply, including specifically the box relating to a Rule 415 offering.

Report of Independent Registered Public Accounting Firm, page 20

2.   There appears to be a problem with the electronic formatting of your audit report, which causes text to be cut off in the right margin. Please reformat this document.

Response:   The Company has corrected the electronic formatting of the audit report to ensure the text is not cut off in the right margin.

Exhibit 5

3.  It appears that you may have filed a draft version of your counsel’s legal opinion. Please file an executed version.

Response:  The Company has included in Amendment No. 1 an executed version of counsel’s legal opinion

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Annual Report on Internal Control Over Financial Reporting, page 22

4.  We note that you have concluded that internal control over financial reporting was not effective at December 31, 2008. Please revise to disclose the following:

-	When the material weakness was identified, by whom it was identified, and when the material weakness first began; and

-
The impact of the material weakness on your financial reporting and the control environment; management’s current plans, if any, to remediate the weakness; and any costs associated with remediation steps.

Response: The Company has revised its disclosure in Amendment No. 1 to Form 10-K to specify when the material weakness was identified, by whom it was identified, and when the material weakness first began. The Company has also revised its disclosure to specify the impact of the material weakness on the Company’s financial reporting and the control environment, management’s current plans, if any, to remediate the weakness, and any costs associated with remediation steps

5. Describe in necessary detail the “compensating procedures and processes” you applied, and make clear how you applied them in each case. We may have additional comments.

Response: The Company has revised its disclosure in Amendment No. 1 to Form 10-K to specify the compensating procedures and processes applied by the Company’s management.

Exhibits 31.1 and 31.2

6. We note that you have omitted the portion of paragraph 4 that states you are responsible for establishing and maintaining internal control over financial reporting. Revise your certifications to correspond exactly with the form of certification found in Item 601 (b)(31) of Regulation S-K.

Response: The Company has revised its certifications to correspond exactly with the form of certification found in Item 601 (b)(31) of Regulation S-K, including specifically the portion of paragraph 4 regarding establishing and maintaining internal control.

Moreover, the Company herewith acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this enclosed response letter and Amendment No. 1 and Amendment No. 1 to Form 10-K adequately address the issues raised in your comment letter dated April 13, 2009.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Bio-Solutions Corp.

By:        /s/ Gilles Chaumillon
Dr. Gilles Chaumillon
Its:       Chief Executive Officer